EXHIBIT 99.1

NEWS RELEASE
TSX: ELD	NYSE: EGO	January 13, 2022

Eldorado Gold Announces Strong 2021 Preliminary Production of

475,912 oz; Announces Board and Management Appointments; and

Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce fourth quarter 2021 preliminary gold production of 122,644 ounces, and full year 2021 preliminary production of 475,912 ounces. Annual gold production from the Company’s four operating mines is at the upper end of the revised production guidance range of 460,000 to 480,000 ounces. Detailed production, by asset, is outlined in the table below.

Q4 2021 and Year-to-Date 2021 Preliminary Gold Production

	Production (oz)
Mine	Q4 2021	Q4 2020	Q3 2021
Kisladag	33,136	56,816	51,040
Lamaque	51,354	44,168	37,369
Efemcukuru	22,631	25,828	23,305
Olympias	15,523	11,408	13,745
Total Gold Production (oz)	122,644	138,220	125,459
	Production (oz)
Mine	Full Year 2021	Full Year 2020	2021 Guidance
Kisladag	174,365	226,475
Lamaque	153,201	144,141
Efemcukuru	92,707	99,835
Olympias	55,639	58,423
Total Gold Production (oz)	475,912	528,874	460,000 – 480,000[1]

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Total Gold Production guidance revised in October 2021 from original 2021 guidance of 430,000 – 460,000

Canada

Strong fourth quarter gold production at Lamaque was mainly driven by higher than planned gold grades in the C4 zone. The decline connecting the Sigma mill with the Triangle underground mine was completed, on schedule and on budget, in December 2021. The decline will allow direct ore and waste transportation from the Triangle mine to the mill thereby eliminating the re-handling of ore.

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Turkey

Kisladag performed well in the fourth quarter with gold production inline with plan. Several operational improvements, in advance of the high-pressure grinding rolls (“HPGR”) circuit commissioning in the mine, crushing circuit, and leach pad in 2021 resulted in increased throughput. Construction and wet commissioning of the HPGR was completed in December 2021. The circuit is now ramping up to production and metallurgical specifications.

At Efemcukuru, gold production, throughput, and average gold grade were inline with expectations.

The Company’s profits from mining operations in Turkey are taxed at the enacted rate and the resulting current income tax expense can be further increased or reduced by other items. In the fourth quarter, the Company expects the Turkish current income tax expense on mining profits, at an enacted rate of 25%, to be further increased by $13-16 million. The expected increase is primarily related to the significant weakening of the Lira in the quarter and the resulting generation of taxable unrealized foreign exchange gains. This was partly offset by a reduction from the investment tax credit relating to Kisladag heap leach improvements.

Greece

Olympias performed well in the fourth quarter, delivering the strongest quarter of the year, and inline with guidance. Efficiency initiatives that started earlier in the year, coupled with positive grade reconciliation versus the plan resulted in higher fourth quarter production to end the year.

Fourth quarter production at Olympias reflects some initiatives that were implemented in relation to the transformation efforts at the Kassandra assets in Greece. As previously disclosed, the Company is implementing a wide-ranging, sustained effort to optimize the Greek operations that touches every part of the business, from employee education and training, to physical plant and business systems upgrades. The Company continues to target efficiency and productivity improvements at Olympias. The long-term benefits in safety, culture and productivity will result in a safer and more efficient operation with the potential to deliver improved economic returns.

Board and Management Appointments

Eldorado also announced today the appointment of Carissa Browning to its Board of Directors and the promotion of Graham Morrison to the role of Vice President, Corporate Development.

Carissa Browning was appointed to the Board of Directors in January 2022. Ms. Browning is a Corporate Commercial Lawyer at EnerNext Partners and previously served as legal counsel for BC Hydro and TransAlta Corporation. She has broad industry experience in electricity and renewable energy, technology, fintech and commodity trading; and advises on matters relating to corporate governance, market regulation and sustainability. Ms. Browning currently sits on the Board of Women + Power and formerly served on the boards of Energy Efficiency Alberta, TAMA Transmission and Circle for Aboriginal Relations (CFAR). She holds a BA and LLB from the University of Calgary and regularly contributes her thought leadership and reflections on the importance of diverse representation, reconciliation and her views as an Indigenous woman.

Graham Morrison was promoted to the role of Vice President, Corporate Development in October 2021 and will oversee the Corporate Development function and support the execution of Eldorado’s business strategy. Mr. Morrison has 15 years of mining experience and joined Eldorado in 2011, initially as a Business Development Analyst and has progressively taken on greater responsibility within the company, having most recently held the role of Senior Director, Corporate Development. Before joining Eldorado, Graham worked in equity research at Raymond James Ltd with a focus on mid-cap gold producers and developers. Graham has a BA from Dalhousie University and an MSc, Mineral Economics from Western Australia School of Mines and is a CFA Charterholder.

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Q4 2021 Financial and Operational Results Call Details

Eldorado will release its 2021 year end and fourth quarter Financial and Operational Results after the market closes on Thursday, February 24, 2022 and will host a conference call on Friday, February 25, 2022 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: http://services.choruscall.ca/links/eldoradogold20220225.html

Conference Call Details		Replay (available until April 1, 2022)
Date:	February 25, 2022	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	8299
Toll free:	1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.363.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our preliminary fourth quarter 2021 and annual gold production, the Company’s 2021 annual guidance, including at our individual mine production; benefits of the completion of the decline at Lamaque, and the improvements at Kisladag expected tax expense in Turkey; the optimization of Greek operations, including the benefits and risks thereof; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, and the improvements at Kisladag; the tax expense in Turkey, how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, inability to achieve the expected benefits of the decline between Triangle mill and the Triangle underground mine or the improvements at Kisladag; inability to assess income tax expense in Turkey; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a “qualified person” under NI 43-101.

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